

August 16, 2012

<u>Via E-mail</u>
Robert C. Owen
Chief Financial Officer
Corinthian Colleges, Inc.
6 Hutton Centre Drive
Suite 400
Santa Ana, CA 92707

>   Re: **Corinthian Colleges, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2011**
>   **Filed August 24, 2011**
>   **File No. 0-25283**

Dear Mr. Owen:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Terry French for

　　　　　　　　　　Larry Spirgel
　　　　　　　　　　Assistant Director